SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A/A
(Amendment No. 1)
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
EAGLE MATERIALS INC.
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	75-2520779 (I.R.S. Employer Identification No.)

3811 Turtle Creek Blvd, Suite 1100
Dallas, Texas (Address of principal executive offices)	75219 (Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Stock, par value $0.01 per share	New York Stock Exchange
     If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
     If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
     Securities Act registration statement file number to which this form relates:                     .
Securities to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Item 1. Description of Registrant’s Securities to be Registered.
Item 2. Exhibits.
SIGNATURE

          On April 11, 2006, at a special meeting of the stockholders of Eagle Materials Inc., a Delaware corporation (“Eagle”), the stockholders of Eagle approved a proposal to amend the Restated Certificate of Incorporation of Eagle to reclassify the existing Common Stock, par value $.01 per share (“Original Common Stock”), of Eagle and the Class B Common Stock into a single new class of Common Stock, par value $.01 per share (“Common Stock”). On the same date, Eagle filed a Restated Certificate of Incorporation with the Secretary of State of the State of Delaware in order to complete the reclassification of its common stock (the “Reclassification”) by converting each outstanding share of Original Common Stock into one share of Common Stock and each outstanding share of Class B Common Stock into one share of Common Stock.
          Eagle hereby amends and restates in its entirety the Registration Statement on Form 8-A filed with the Securities and Exchange Commission (the “Commission”) on March 29, 1994 relating to its common stock in order to reflect the Reclassification.
Item 1. Description of Registrant’s Securities to be Registered.
General
          Eagle’s Restated Certificate of Incorporation authorizes the issuance of (i) up to 100,000,000 shares of Common Stock and (ii) 5,000,000 shares of Preferred Stock, par value $0.01 per share (“Preferred Stock”).
Common Stock
          The holders of Common Stock are entitled to one vote for each share on each matter submitted to a vote at a meeting of the stockholders. Cumulative voting of shares of Common Stock is not permitted. Subject to preferences applicable to any outstanding shares of Preferred Stock, the holders of Common Stock are entitled to receive ratably dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. In the event of any liquidation, dissolution or winding-up of Eagle, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of the Preferred Stock. Holders of Common Stock have no preemptive rights or rights to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.
Preferred Stock
          The Board of Directors of Eagle is authorized without stockholder approval, to issue up to an aggregate of 5,000,000 shares of Preferred Stock, in one or more series, each of the series to have rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Board of Directors. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future. Issuance of Preferred Stock, although providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of Eagle’s outstanding Common Stock. Eagle has no present plans to issue any shares of Preferred Stock.
Classified Board
          The directors, other than those who may be elected by the holders of any series of Preferred Stock, are divided into three classes the members of which have different terms of office: Class I, Class II and Class III. Each person serving as a member of the Board of Directors has been assigned to one of such classes. Such classes shall be as nearly equal in number of directors as possible. Each director generally serves for a term ending on the third annual meeting of stockholders following the annual meeting of stockholders at which that director was elected. Each director holds office until the annual meeting of stockholders at which his term expires and, the foregoing notwithstanding, serves until his successor shall have been duly elected and qualified or until his earlier death, resignation or removal.
Certain Provisions of the Restated Certificate of Incorporation and Bylaws
          The provisions of Eagle’s Restated Certificate of Incorporation and the Amended and Restated Bylaws (the “Bylaws”) which are summarized below could have the effect of delaying, deferring or preventing a change in control or acquisition of Eagle by means of a tender offer, a proxy contest or otherwise.
          Number of Members of Board of Directors. The number of directors that constitute the entire Board of Directors of Eagle will be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the Board of Directors. The Restated Certificate of Incorporation provides, however, that the Board of Directors shall consist of not less than three nor more than fifteen directors.
          Advance Notice Procedures. Eagle’s Bylaws require that at any annual meeting of special meeting of stockholders, the only nominations of persons for election to the Board of Directors to be considered and business to be conducted will be the nominations made or business brought before the meeting (i) pursuant to Eagle’s notice of meeting, (ii) by or at the direction of Eagle’s Board of Directors or (iii) by a stockholder of Eagle who is a stockholder of record at the time of giving of the notice provided for in the Bylaws, who is entitled to vote at the meeting and who complies with the advance notice procedures set forth in the Bylaws. For nominations and other business to be properly brought before an annual or special meeting of stockholders pursuant to clause (iii) above, the stockholder must give written notice to the secretary of Eagle not less than 90 days nor more than 180 days prior to an annual meeting or, in the case of a special meeting, not less than 30 days nor more than 60 days prior to such meeting. However, if less than 50 days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder must be received not later than the close of business on the seventh day following the date on which such notice of the date of the meeting was mailed or such disclosure was made.
          Special Meetings. The Restated Certificate of Incorporation and Bylaws provide that special meetings of the stockholders of Eagle may be called only by the Chairman, or in his absence by the President, by the Board of Directors, or by the Secretary at the request in writing of a majority of the Board of Directors and may not be called by the stockholders of Eagle.
          Action by Stockholders. The Restated Certificate of Incorporation and Bylaws provide that any action required to be taken or which may be taken by the stockholders of Eagle must be effected at a duly called annual or special meeting of such holders and may not be taken by written consent in lieu of a meeting.
          Supermajority Voting. The Restated Certificate of Incorporation and Bylaws provide that the affirmative vote of the holders of record of at least 66 2/3% of the combined voting power of all of the outstanding stock of Eagle entitled to vote, voting together as a single class, is required to alter, amend, rescind or repeal any of Eagle’s Bylaws or to alter, amend, rescind or repeal or to adopt any provision inconsistent with:
•	the provisions relating to the Board of Directors, including the division of the Board of Directors into three classes;

•	the provision that special meetings of the stockholders may only be called by certain officers or by the Board of Directors and may not be called by the stockholders;

•	the provision that stockholders may not act by written consent;

•	the provision authorizing the Board of Directors to adopt, alter, amend and repeal the Bylaws; and

•	the provision requiring a 66 2/3% vote of stockholders to amend the Bylaws or to amend the provisions of the Restated Certificate of Incorporation described above.
Delaware Business Combination Statute
          Under the business combination statute of the Delaware General Corporation Law (the “DGCL”), a corporation is generally restricted from engaging in a business combination with an interested stockholder for a three-year period following the time the stockholder became an interested stockholder. An interested stockholder is defined as a stockholder who, together with its affiliates or associates, owns, or who is an affiliate or associate of the corporation and within the prior three-year period did own, 15% or more of the corporation’s voting stock. This restriction applies, unless:
•	prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation, excluding specified shares, upon completion of the transaction which resulted in the stockholder becoming an interested stockholder; or

•	at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized by the affirmative vote, at an annual or special meeting, and not by written consent, of at least 66 2/3% of the outstanding voting shares of the corporation, excluding shares held by that interested stockholder.
          A business combination generally includes:
•	mergers, consolidations and sales or other dispositions of 10% or more of the assets of a corporation to or with an interested stockholder;

•	transactions resulting in the issuance or transfer to an interested stockholder of any capital stock of the corporation or its subsidiaries, subject to certain exceptions;

•	transactions having the effect of increasing the proportionate share of the interested stockholder in the capital stock of the corporation or its subsidiaries, subject to certain exceptions; and

•	other transactions resulting in a disproportionate financial benefit to an interested stockholder.
          The provisions of the Delaware business combination statute do not apply to a corporation if, subject to certain requirements, the certificate of incorporation or bylaws of the corporation contain a provision expressly electing not to be governed by the provisions of the statute or the corporation does not have voting stock listed on a national securities exchange, authorized for quotation on the Nasdaq stock market or held of record by more than 2,000 stockholders.
          Eagle has not adopted a provision of the type referred to above electing not to be governed by the Delaware business combination statute and its common stock is listed on the New York Stock Exchange. As a result, the Delaware business combination statute is applicable to business combinations involving Eagle.
Stockholder Rights Plan
          Eagle’s Board of Directors has adopted and the stockholders of Eagle have approved the implementation of a Stockholder Rights Plan (as amended, the “Rights Plan”). The Rights Plan is intended to encourage potential acquirors of Eagle’s Common Stock to negotiate with Eagle’s Board of Directors and discourage certain coercive takeover tactics. Eagle has filed a Registration Statement on Form 8-A, as amended, with the Securities and Exchange Commission describing the Rights Plan. Reference is made to such Registration Statement for additional information regarding the Rights Plan.
Limitations on Directors’ Liability
          The Restated Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL, no director of Eagle shall be liable to Eagle or its stockholders for monetary damages for breach of fiduciary duty as a director. The Restated Certificate of Incorporation also provides that each current or former director or officer of Eagle, or each such person who is or was serving or who had agreed to serve at the request of Eagle as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, will be indemnified and held harmless by Eagle to the fullest extent permitted by applicable law, as the same exists or may in the future be amended.
Listing
          The Common Stock is listed on the New York Stock Exchange under the symbol “EXP.”
Item 2. Exhibits.
1.*	Restated Certificate of Incorporation of Eagle Materials Inc.

2.**	Amended and Restated Bylaws of Eagle Materials Inc.

3.***	Form of stock certificate for Eagle Materials Inc. Common Stock as of April 11, 2006.

*	Incorporated by reference from Eagle’s Current Report on Form 8-K dated April 11, 2006, as filed April 11, 2006.

**	Incorporated by reference from Eagle’s Registration Statement on Form 8-A filed on January 9, 2004.

***	Incorporated by reference from Eagle’s Current Report on Form 8-K dated April 11, 2006, as filed April 11, 2006.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

EAGLE MATERIALS INC.

Date: April 11, 2006	By:	/s/ Arthur R. Zunker, Jr.

Arthur R. Zunker, Jr.
Senior Vice President —
Finance and Treasurer